UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road

Wanchai, Hong Kong

+852-975-02047

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

AGM Group Holdings Inc. Entered into Share Transfer Agreement for the Sale of KOI Global Ltd.

On September 10, 2026, AGM Group Holdings Inc. (the “Company”) entered into a Share Transfer Agreement by and among KOI Global Ltd., a company incorporated under the laws of the British Virgin Islands and a 55%-owned subsidiary of the Company (“AGM Software”, or the “Target Company”), and Mr. Yuqiang Huang, the holder of the remaining 45% equity interest in the Target Company (the “Transferee”) for the sale of shares of the Target Company held by the Company to the Transferee (the “Share Transfer Agreement”).

The Target is an operating subsidiary focused on assisting AGM Technology Limited (“AGM HK”) in providing core technology services to customers in Hong Kong. Pursuant to the Share Transfer Agreement, the Company agreed to sell to the Transferee all 550 shares of the Target Company held by the Company, representing 55% of the issued and outstanding shares of the Target Company, for a total transfer consideration of US$2,450,000. The closing of the sale contemplated under the Share Transfer Agreement is subject to certain closing conditions. Upon closing, the Transferee will hold 100% of the issued and outstanding shares of the Target Company, and the Company will cease to hold any equity interest in or control the Target Company.

The foregoing description of the Share Transfer Agreement herein is qualified in its entirety by reference to the Share Transfer Agreement, which is filed as Exhibit 99.1 to this Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AGM Group Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AGM Group Holdings Inc.’s filings with the SEC. All information provided in this report is as of the date of this report, and AGM Group Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
99.1	English Translation of Share Transfer Agreement dated September 10, 2026, by and among KOI Global Ltd., AGM Group Holdings Inc. and Yuqiang Huang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2026	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer and Director

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